ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update- Routine announcements from
6 February to 9 March 2009

4th March 2009

National Grid plc (‘National Grid’)

Directors’ Interests
—

Maria Richter, Non-Executive Director, has notified the Company that, earlier today, her husband purchased £50,000 of National Grid plc 6.125% Instruments due April 2014, at 100.646%.

Her interest in National Grid plc ordinary shares remains unchanged.

Contact: D C Forward, Assistant Secretary
0207 004 3226

Monday 2nd March 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid plc’s capital as of 28 February 2009 consisted of 2,581,974,851 ordinary shares, of which 153,407,048 were purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,567,803 shares with voting rights.

National Grid was notified late today that a further 4,034 shares held in
Treasury were transferred to share scheme participants, today 2nd March 2009.

Following this change, National Grid plc’s registered capital from 2 March 2009 consists of 2,581,974,851 ordinary shares, of which 153,403,014 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,571,837 shares with voting rights.

The figure of 2,428,571,837 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc

27th February 2009

Directors’ Other Appointment

In accordance with Listing rule 9.6.14(2), the Company informs that it has noted the announcement, earlier today, by Kier Group plc that Nick Winser, our executive Director, will be appointed as a non-executive Director of Kier Group plc with effect from 1 March 2009.

—
Contact: D C Forward
Assistant Secretary
0207 004 3226

16th February 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified today that 11,493 shares held in Treasury were transferred to share scheme participants, on 16th February 2009. Following this change, National Grid plc’s registered capital from 16 February 2009 consists of 2,581,974,851 ordinary shares, of which 153,407,048 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,567,803 shares with voting rights.

The figure of 2,428,567,803 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Phil Higgins,
Assistant Secretary
0207 004 3228

12th February 2009

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid was notified late yesterday that 12.133 shares held in Treasury were transferred to share scheme participants, on 11th February 2009. Following this change, National Grid plc’s registered capital from 11 February 2009 consists of 2,581,974,851 ordinary shares, of which 153,418,541 have been purchased in the market and registered as Treasury Shares; leaving a balance of 2,428,556,310 shares with voting rights.

The figure of 2,428,556,310 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc
12 February 2009

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to National Grid plc’s issue of EUR 78,000,000 6.50 per cent. Instruments due April 2014 (to be consolidated with and form a single series with EUR 500,000,000 6.50 per cent. fixed rate Instruments due April 2014) under the National Grid Plc / National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2405N_1-2009-2-12.pdf

For further information, please contact

Andrew Kluth
Assistant Treasurer
National Grid plc
1-3 Strand
London WC2N 5EH
Tel: +44 20 7004 3365
Fax: +44 20 7004 3363

Clive Hawkins
Media Relations
National Grid plc
1-3 Strand
London WC2N 5EH
Tel: +44 20 7004 3147
Fax: +44 20 7004 3167

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc Euro 15,000,000,000 Euro Medium Term Note Programme dated 30 July 2008) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc (‘NG’)
12th February 2009
—
Block Listing Six Monthly Return
—
NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc

2. Name of Scheme	Employee Shareschemes

3. Period	1 August 2008 to 31 January 2009

4. Shares not issued at end of last period:	1,350,512

5. Shares issued/allotted during period:	61,335

6. Balance not yet issued/allotted at end of period:	1,289,177

7. No. of shares originally listed and date of admission:	On 1 August 2005, following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue. See Note below:

Note: The Company’s share repurchase programme (into Treasury) continued until 24 September 2008. Sharescheme operations continue to be principally satisfied by transfer of treasury shares. Total number of shares in issue at end of the period: 2,581,974,851; of which the holding of Treasury shares at 31 January 2009 was 153,432,566; leaving a balance of 2,428,542,285 shares with voting rights.
—
Contact: D C Forward, Assistant Secretary
Tel: 0207 004 3226

National Grid plc (‘NG’)
12th February 2009
—
Block Listing Six Monthly Return
—
NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc

2. Name of Scheme	National Grid Electricity Transmission plc- 4.25 per cent Exchangeable Bonds 2008.

3. Period	1 August 2008 to 31 January 2009

4. Shares not issued at end of last period:	37,388

5. Shares issued/allotted during period:	Nil

6. Balance not yet issued/allotted at end of period:	37,388

7. No. of shares originally listed and date of admission:	On 1 August 2005, following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue. See Note below:

Note: No further shares remain to be issued under this Blocklisting, which is no longer required and no further reports will be made in respect of the National Grid Electricity Transmission plc 4.25 per cent Exchangeable Bonds 2008
—
Contact: D C Forward, Assistant Secretary
Tel: 0207 004 3226

National Grid plc (“NG”)

10th February 2009

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 43,198 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on Monday 9th February at a price of
657.23 pence per share, on behalf of some 3,100 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	19 Ordinary Shares

Steven Holliday	19 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	507,304 Ordinary Shares

Steven Holliday	1,038,468 Ordinary Shares

— —
Contact: D C Forward, Assistant Secretary (0207 004 3226)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 19 shares purchased by the SIP Trustee for his partner.